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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 14D-9
                              (AMENDMENT NO. 4)

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                          RELIANCE ELECTRIC COMPANY
                          (Name of Subject Company)

                          RELIANCE ELECTRIC COMPANY
                     (Name of Person(s) Filing Statement)

               Class A Common Stock, $.01 Par Value Per Share,
      Including the Associated Series A Preferred Stock Purchase Rights
                        (Title of Class of Securities)



                                  759458102
                    (CUSIP Number of Class of Securities)



                           William R. Norton, Esq.
                Vice President, General Counsel and Secretary
                          Reliance Electric Company
                           6065 Parkland Boulevard
                            Cleveland, Ohio 44124
                                (216) 266-5800

         (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf
                      of the person(s) filing statement)



                                  Copies to:

Michael L. Miller, Esq.                                 Joseph B. Frumkin, Esq.
Calfee, Halter & Griswold                                   Sullivan & Cromwell
800 Superior Avenue, Suite 1800                                125 Broad Street
Cleveland, Ohio 44114                                 New York, New York  10004
(216) 622-8200                                                   (212) 558-4000

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  This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 21, 1994, as amended (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 is hereby amended and supplemented by adding to subparagraph (f) thereunder captioned "Additional Information" the following:

        On November 16, 1994 Mr. Beall sent a letter (the "November 16 Letter") to Messrs. Sherrill and Morley stating that Rockwell was delivering a revised proposed merger agreement (the "Revised Rockwell Proposed Merger Agreement") to the Company's counsel. In the November 16 Letter, Mr. Beall indicated that the Revised Rockwell Proposed Merger Agreement would contain provisions requiring the Company to redeem its Rights and take appropriate action to cause the restrictions on business combinations pursuant to Section 203 of the Delaware General Corporation Law to be inapplicable to the Proposed Rockwell Merger. The November 16 Letter stated that pursuant to the Revised Rockwell Proposed Merger Agreement, the Offer would be amended to eliminate all other conditions to the Offer except for the tender of a majority of the Reliance Class A Shares (on a fully diluted basis), the absence of an injunction or legal prohibition, the termination of the Revised Proposed Merger Agreement or the termination of the Offer by mutual agreement with the Company. Mr. Beall also reaffirmed Rockwell's preparedness, in the alternative, to proceed without a merger agreement, as outlined in the November 10 Letter from Mr. Beall to Messrs. Sherrill and Morley.





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  Copies of the November 16 Letter and the Revised Rockwell Proposed Merger
Agreement are filed as Exhibits 24 and 25, respectively, and are incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

  Exhibit No.                                   Exhibit                 Page No.
  -----------                                   -------                 --------
Exhibit 24 --           Letter, dated November 16, 1994,
                        from Donald R. Beall to H. Virgil Sherrill and John C. Morley

Exhibit 25 --           Revised Rockwell Proposed Merger Agreement





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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 17, 1994

                                    RELIANCE ELECTRIC COMPANY


                                    By:  /s/ John C. Morley
                                       --------------------------
                                    Name:  John C. Morley
                                    Title:  President and Chief
                                            Executive  Officer

431\10226DSA.461





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